Exemption number
82-3696

m-real

M-real Corporation Stock Exchange Announcement 1.11.2005 at 12.30 p.m.

NOTICE PURSUANT TO THE SECURITIES MARKET ACT, CHAPTER 2, SECTION 10: SHAREHOLDING OF FRANKLIN TEMPLETON GROUP IN M-REAL CORPORATION HAS DECREASED

According to the information received by M-real Corporation on 1 November, the shareholding of the mutual funds by the affiliated investment advisers of Franklin Templeton Group has on 28 October, decreased to 4.84 percent of the share capital of M-real Corporation. Franklin Templeton Group owns in total 15,891,887 M-real´s B-shares. This together with the voting rights under management agreements corresponds to a total of 1.84 percent of the voting rights of M-real Corporation.

M-REAL CORPORATION

Corporate Communications

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